

June 4, 2012

Via E-mail
Werner Funk
Chief Executive Officer
Omnitek Engineering Corp.
1945 S. Rancho Santa Fe Road
San Marcos, California 92078

> **Re: Omnitek Engineering Corp.**
> **Registration Statement on Form S-1**
> **Filed May 16, 2012**
> **File No. 333-181469**

Dear Mr. Funk:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

    • Describe how and when a company may lose emerging growth company status;
    • Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
    • State your election under Section 107(b) of the JOBS Act:
        ○ If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
        ○ If you have elected to use the extended transition period for complying with

new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosure.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Exhibit 5.1

1. It appears that the legal opinion only covers the shares issuable upon exercise of the warrants, but not the shares of common stock already issued. Please have counsel revise its opinion accordingly or provide a separate legal opinion for the shares already issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed

Werner Funk
Omnitek Engineering Corp.
June 4, 2012
Page 3

public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any questions.

                            Sincerely,

                            /s/ Justin Dobbie

                            Justin Dobbie
                            Legal Branch Chief

cc: <u>via E-mail</u>
         George G. Chachas, Esq.